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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*


                Asia Pacific Wire and Cable Corporation Limited
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                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)


                                   G0535E106
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                                 (CUSIP Number)


                                Lien, Tai-Sheng
                      4th Fl., No. 69, Sec. 4, Hsin-Yi Rd.
                           Taipei, Taiwan R.O.C. 106
                              Tel: 886-2-2702-1259

                                    Copy to:
                               Michael J. Fieweger
                                Baker & McKenzie
                              One Prudential Plaza
                            130 East Randolph Drive
                               Chicago, IL 60601
                               Tel: 312-861-8232
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 30, 2003
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)
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CUSIP No. G0535E106
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Set Top International Inc.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) [X]

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3.  SEC Use Only


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4.  Source of Funds (See Instructions)

    WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)

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6.  Citizenship or Place of Organization

    British Virgin Islands
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                7.  Sole Voting Power
  Number of
                    6,976,666
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    10,074,102
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,074,102
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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     72.84%
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14.  Type of Reporting Person (See Instructions)

     CO
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--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         The following information amends and supplements the original Schedule 13D (the "Original Schedule 13D") filed by Set Top International Inc. on October 27, 2003. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person paid $11,500,000.00 to acquire the claims secured by the 6,976,666 shares of Common Stock, described in Item 4, using funds included in its working capital as well as contributions from its stockholders.

         Additionally, the Reporting Person lent $4,100,000.00 secured by a pledge of 3,097,436 shares of Common Stock, described in Item 4, using funds included in its working capital as well as contributions from its stockholders.

ITEM 4. PURPOSE OF TRANSACTION.

         Pursuant to the terms of the Assignment Agreement dated October 16, 2003 (the "Assignment Agreement"), a copy of which is included as Exhibit A hereto, the Reporting Person acquired all right, title and interest of Swiss Re Financial Products Corporation ("Swiss Re"), a Delaware corporation, under an Amended and Restated Letter of Credit and Reimbursement Agreement dated as of September 21, 2001 (the "L/C Reimbursement Agreement") between Swiss Re and Pacific Electric Wire and Cable Co., Ltd. ("PEWC"), a Taiwanese corporation, a copy of which is included as Exhibit B. The obligations of PEWC to Swiss Re were secured in part by a pledge of 6,976,666 shares of the Common Stock (the "PUSA Pledged Stock") held by Pacific USA Holdings Corp. ("PUSA"), a Texas corporation, pursuant to the terms of an Amended and Restated Pledge Agreement dated as of February 20, 2002 (the "Pledge Agreement") in the form included as Exhibit C. PUSA filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court") on December 2, 2002 (the "Petition Date") (In re Venturelink Holdings, Inc., Case No. 02-80906-SAF-11 (Bankr. N.D. Tex. Dec. 2, 2002)). The rights acquired by the Reporting Person include Swiss Re's claim against PUSA in bankruptcy. Pursuant to the terms of an Order Approving the Agreement Regarding Relief From the Automatic Stay dated February 25, 2003, the automatic stay enjoining Swiss Re from foreclosing on the PUSA Pledged Stock has been lifted giving the Reporting Person, as successor in interest to Swiss Re, the right to proceed against the Pledged Shares in satisfaction of the claims against PUSA.

         Furthermore, the Reporting Person and Kinbong Holding Limited ("Kinbong"), a wholly owned subsidiary of PEWC organized under the laws of the British Virgin Islands, entered into a Loan Contract dated as of September 8, 2003 (the "Kinbong Loan Agreement"), a copy of which is included as Exhibit D. Pursuant to the Kinbong Loan Agreement and a Letter of Advice on Pledge of Negotiable Securities dated as of September 8, 2003 (the "Kinbong Pledge Agreement"), a copy of which is included as Exhibit E, the Reporting Person lent to Kinbong $4,100,000.00 secured by a pledge of 3,097,436 shares of Common Stock (the "Kinbong Pledged Shares") to the Reporting Person. Principal and interest under the Kinbong Loan Agreement were due and payable on November 30, 2003. Kinbong has not repaid any of the amounts due and is in default under the terms of the Kinbong Loan Agreement. Pursuant to the terms of the Kinbong Loan Agreement and the Kinbong Pledge Agreement, the Reporting Person has the right to exercise rights and remedies in respect of the Kinbong Pledged Shares in satisfaction of its claims under these agreements. Also, pursuant to the terms of the Kinbong Loan Agreement, Kinbong agreed to cause all the Directors of the Company to agree to the appointment of two persons designated by the Reporting Person to serve on the Company's board of directors. The board of directors of the Company at a board meeting on October 3, 2003, nominated Mr. Lien and Ms. Hsu to the Company's board of directors, the appointments of whom are subject to the vote of the Company's shareholders at the annual general meeting of the Company. Mr. Lien and Ms. Hsu have not been named as members of the board of the Company as of the date hereof.

         The foregoing descriptions of the L/C Reimbursement Agreement, the Assignment Agreement, the Pledge Agreement, the Kinbong Loan Agreement and the Kinbong Pledge Agreement are qualified in their entirety by reference to the complete terms and conditions of such agreements, which are included as exhibits.

         The Reporting Person and its three shareholders have been named as defendants in a case brought by PEWC and the Company claiming fraud, conspiracy to commit fraud, violations of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), RICO violations, breach of and aiding and abetting breach of fiduciary duty, conversion and unjust enrichment in connection with the acquisition of the claims from Swiss Re and the making of the secured loan to Kinbong. (Pacific Wire and Cable co., Ltd. And Asia Pacific Wire and Cable Corp., Ltd., v. Set Top International Inc., et. al. Case No. 03-CV-9623 (US. Dist. Ct. S.D.N.Y. Dec. 4, 2003)). The court in this case entered ex parte a temporary injunction halting the Reporting Person's foreclosure proceedings against the PUSA Pledged Shares. The Reporting Person believes that this lawsuit is without merit and intends to defend against these claims vigorously.

         The Reporting Person intends to foreclose on and acquire the PUSA Pledged Shares and Kinbong Pledges Shares and hold the same for investment purposes. The Reporting Person further intends to assume control over the Company by nominating and electing at least a majority of the board of directors at such time as it is able to cause the Company to convene a general meeting of the shareholders for such purpose. The Reporting Person will continue to evaluate its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Company's shares. Based upon such evaluation, the Reporting Person may take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Person may seek to acquire additional shares of Common Stock in the open market, in private transactions, through a tender offer, a cash out merger or otherwise, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Person, including through sales in the open market, underwritten public offerings, private sale transactions and hedging transactions with third parties.

         The Reporting Person may also, to the extent that it determines that there are fewer than 300 shareholders of the Company resident in the United States, seek to have the Company terminate the registration of its Common Stock under the Exchange Act pursuant to section 12(g)(4) of the Exchange Act and Rule 12g-4 promulgated thereunder. The Reporting Person however has not at this time formulated any specific plans to enter into transactions which have as their goal causing the Common Stock of the Company to be held of record by fewer than 300 persons resident in the United States.

         Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals with respect to any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.



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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The Reporting Person beneficially owns 10,074,102 shares of Common Stock, representing 72.84% of the outstanding shares of Common Stock. The percentage beneficial ownership of the Reporting Person has been determined based on 13,830,769 shares of Common Stock outstanding as of September 30, 2003, as reported in the Company's Form 6-K for the nine-month period ended September 30, 2003. The Reporting Person has sole power to vote or direct the voting of 6,976,666 shares of Common Stock, and sole power to dispose or direct the disposition of, the 10,074,102 shares of Common Stock it beneficially owns.

         (c)-(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A  -  Assignment Agreement between Swiss Re Financial Products
                       Corporation and Set Top International Inc. dated
                       October 16, 2003.*

         Exhibit B  -  Amended and Restated Letter of Credit and Reimbursement
                       Agreement between Swiss Re Financial Products Corporation and Pacific Electric Wire & Cable Co., Ltd. dated as of September 21, 2001.*

         Exhibit C  -  Amended and Restated Pledge Agreement by and among
                       Pacific Electric Wire & Cable Co., Ltd., Pacific USA Holdings Corp., PUSA Investment Company, Montford Limited, Elan Investments Limited, Top Target Limited, Berger Systems Limited, Austway Services Limited, and Swiss Re Financial Products Corporation dated as of February 20, 2002.*

         Exhibit D -   Loan Contract between Kinbong Holdings Limited, as
                       Borrower, and Set Top International Inc., as Lender, dated as of September 8, 2003.*

         Exhibit E -   Letter of Advice on Pledge of Negotiable Securities
                       between Kinbong Holdings Limited, as Pledgor, and Set Top
                       International, Inc., as Pledgee, dated as of September 8,
                       2003.*


----------

* Incorporated by reference to Schedule 13D filed October 27, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                December 15, 2003


                                                Set Top International Inc.

                                                /s/ Tsai, Fu-Chuan
                                                --------------------------------
                                                Tsai, Fu-Chuan
                                                Director and Secretary,
                                                Set Top International Inc.